UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

TETON PETROLEUM COMPANY

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

88162A205

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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SCHEDULE 13G
SIGNATURE
EXHIBIT 1

13G
CUSIP No. 88162A205			Page 2 of 10

1.	Name of Reporting Person: Kleinheinz Capital Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-2633745

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 799,801**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 799,801**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 799,801**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%**

12.	Type of Reporting Person: IA

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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13G
CUSIP No. 88162A205			Page 3 of 10

1.	Name of Reporting Person: Kleinheinz Capital Partners LDC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 799,801**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 799,801**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 799,801**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%**

12.	Type of Reporting Person: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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13G
CUSIP No. 88162A205			Page 4 of 10

1.	Name of Reporting Person: John Kleinheinz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 799,801**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 799,801**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 799,801**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%**

12.	Type of Reporting Person: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (the “LDC”), and John Kleinheinz, the principal of both Kleinheinz and LDC. This Schedule 13G relates to shares of Common Stock of Teton Petroleum Company, a Delaware corporation (the “Issuer”) purchased by Kleinheinz for the account of private investment funds for which Kleinheinz acts as investment advisor.

Item 1(a)  Name of Issuer.

Teton Petroleum Company

Item 1(b)  Address of Issuer’s Principal Executive Offices.

1600 Broadway, Suite 2400
Denver, Colorado 80202

Item 2(a) Name of Person Filing.

(1)	Kleinheinz Capital Partners, Inc.

(2)	Kleinheinz Capital Partners LDC

(3)	John Kleinheinz

Item 2(b)  Address of Principal Business Office, or, if none, Residence.

(1)	Kleinheinz Capital Partners, Inc. 201 Main Street, Suite 2001 Fort Worth, Texas 76102

(2)	Kleinheinz Capital Partners LDC c/o Walkers SPV Limited Walker House, P.O. Box 908GT George Town, Grand Cayman Cayman Islands

(3)	John Kleinheinz 201 Main Street, Suite 2001 Fort Worth, Texas 76102

Item 2(c)  Citizenship or Place of Organization.

(1)	Kleinheinz is a corporation organized under the laws of the State of Texas.
(2)	LDC is a Cayman Islands limited duration company.
(3)	John Kleinheinz is a U.S. citizen.

Item 2(d)  Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)  CUSIP Number.

88162A205

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4  Ownership.

(a)	Kleinheinz, LDC and John Kleinheinz may be deemed the beneficial owners of 799,801 shares of Common Stock. This number is composed of 466,468 shares of Common Stock plus 333,333 warrants.

(b)	Kleinheinz, LDC, and John Kleinheinz may be deemed the beneficial owners of 9.0% of the outstanding shares of Common Stock. The percentages are determined by dividing 799,801 by 8,917,401. The denominator is calculated by adding 8,584,068, which is the number of shares of Common Stock outstanding as of January 23, 2004 to 333,333, which is the number of warrants currently owned.

(c)	Kleinheinz, LDC and John Kleinheinz, as principal of both entities, have the sole power to vote and dispose of the 799,801 shares of Common Stock beneficially owned.

Item 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6  Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of Kleinheinz. To the knowledge of Kleinheinz, no one client owns more than 5% of the Common Stock.

Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8  Identification and Classification of Members of the Group.

Not Applicable.

Item 9  Notice of Dissolution of Group.

Not Applicable.

Item 10  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits  Exhibit 1

Joint Filing Agreement dated February 13, 2004, between Kleinheinz, LDC and John Kleinheinz.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 13, 2004

KLEINHEINZ CAPITAL PARTNERS, INC.

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: Managing Director

By: /s/ John B. Kleinheinz

John B. Kleinheinz

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Teton Petroleum Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2004.

KLEINHEINZ CAPITAL PARTNERS, INC.

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: Managing Director

By: /s/ John B. Kleinheinz

John B. Kleinheinz